PHOENIX MOTOR, INC.

1500 Lakeview Loop

Anaheim, CA

December 16, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	Phoenix Motor, Inc.
Registration Statement on Form S-1, originally filed December 12, 2022
File No. 333-268760

Ladies and Gentlemen:

Phoenix Motor, Inc. (the “Registrant”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:30 PM Eastern Time, on December 20, 2022 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time. Please call David J. Levine of Loeb & Loeb LLP at (212) 407-4923 to provide notice of effectiveness.

Very truly yours,

PHOENIX MOTOR, INC.

/s/ Chris Wang
Chris Wang
Chief Financial Officer

cc:	Lance Zhou, Phoenix Motor, Inc.
David J. Levine, Loeb & Loeb LLP